UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public-Held Company with authorized Capital

Tax ID (“CNPJ”) No. 06.057.223/0001-71

NIRE 3330027290-9

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 8TH, 2025

1.   Date, Time, and Place: On May 8th, 2025, at 09:00 a.m, held at the headquarters of Sendas Distribuidora S.A. (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22775-00.

2.  Call and Attendance: Call notice given in accordance with the rules of procedure and attendance by the totality of the members of the Company's Board of Directors, Messrs. Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Júlio Cesar de Queiroz Campos, Leila Abraham Loria, Miguel Maia Mickelberg and Oscar de Paula Bernardes Neto, provided that Mr. Belmiro de Figueiredo Gomes abstained from voting.

3. Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.  Agenda: Analysis and resolution on the quarterly financial statements and explanatory notes, regarding the period ended on March 31, 2025.

5.     Resolutions: The members of the Board of Directors discussed and resolved, unanimously and without reservations, the following:

5.1.   Analysis and resolution on the quarterly financial statements and explanatory notes regarding the period ended on March 31, 2025: the quarterly information and explanatory notes, with draft of the independent auditor's special review report, regarding the period ended on March 31, 2025, were presented.

After discussions, based on the favorable recommendation of the Audit Committee and the draft of the report of the Company's independent auditors without reservations, the members of the Board of Directors, unanimously and without reservations, resolved to approve the quarterly information and explanatory notes, regarding the period ended on March 31, 2025.

Subsequently, the members authorized the Company's Executive Board to take all necessary measures for the disclosure of the quarterly financial information hereby approved, in accordance with the applicable laws and regulations.

6.  Adjournment: With no further matters to be discussed, these minutes were drawn up, and subsequently read, approved, and signed by all. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Attending Members of the Board of Directors: Messrs. Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Júlio Cesar de Queiroz Campos, Leila Abraham Loria, Miguel Maia Mickelberg and Oscar de Paula Bernardes Neto.

Rio de Janeiro, May 8th, 2025.

These minutes are a true copy of the original drawn up in the appropriate book.

__________________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.